Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

dated July 20, 2012

Registration No. 333-182159

Supplementing the Preliminary Prospectus

Supplement dated July 19, 2012 and

the Prospectus dated June 15, 2012

COMMONWEALTH REIT

This information supplements the information contained in the preliminary prospectus supplement dated July 19, 2012 to the prospectus dated June 15, 2012.

PRICING TERM SHEET

Issuer:	CommonWealth REIT
Security:	5.75% Senior Notes due 2042
Ranking:	Senior Unsecured Notes
Format:	SEC Registered
Expected Ratings (Moody’s / S&P)*:	Baa2 (negative) / BBB- (stable)
Trade Date:	July 20, 2012
Settlement Date:	July 25, 2012 (T+3)
Interest Payment Dates:	February 1, May 1, August 1 and November 1 of each year, beginning November 1, 2012
Principal Amount:	$175,000,000
Overallotment Option:

The Issuer has granted the underwriters an option to purchase up to an additional $26,250,000 aggregate principal amount of Notes at the public offering price, less the underwriting discount, within 30 days from the date of the prospectus supplement solely to cover overallotments.

Maturity:	August 1, 2042
Minimum Denominations:	$25.00 and integral multiples of $25.00 in excess thereof
Coupon (Interest Rate):	5.75% per annum
Public Offering Price:	$25.00 per Note, plus accrued interest, if any, from July 25, 2012, if settlement occurs after that date
Net Proceeds:	$169,545,000 (before expenses)
Underwriting Commission:	$0.7875 per Note for Retail Orders; $5,355,000 total; $0.50 per Note for Institutional Orders; $100,000 total.

Optional Redemption:

The Notes are redeemable at any time and from time to time at the Issuer’s option in whole or in part on or after August 1, 2017. The redemption price will equal 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest, if any, to, but not including, the redemption date.

Expected Listing:	NYSE
CUSIP / ISIN:	203233 705 / US2032337055
Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC UBS Securities LLC Wells Fargo Securities, LLC
Joint Lead Managers:	Jefferies & Company, Inc. RBC Capital Markets, LLC

*              A securities rating is not a recommendation to buy, sell or hold securities.  Each rating may be subject to review, revision, suspension, reduction or withdrawal at any time and should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a related prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the related prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146; Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322; Morgan Stanley & Co. LLC toll-free at 1-866-718-1649; UBS Securities LLC toll-free at 1-877-827-6444, extension 561-3884; and Wells Fargo Securities, LLC toll-free at 1-800-326-5897.

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